UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

Eyal Ben David, Adv.

Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel

+972 77 564 6039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G100	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

___________________________________

1 Consists of 4,000,000 Convertible Denatures convertible into Common Stock of the Issuer within 60 days of October 31, 2014 and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer exercisable within 60 days of October 31, 2014, all of which are owned directly by Singulariteam Fund LP.

2 The percentages reported in this Schedule 13D are based upon 94,960,687 shares of Common Stock outstanding as of July 9, 2014 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 11, 2014)

CUSIP No. 00400G100	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

3 Consists of 4,000,000 Convertible Debentures convertible into Common Stock of the Issuer within 60 days of October 31, 2014 and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer, held by Singulariteam Fund LP, of which Singulariteam GP PTE Ltd is the general partner.

CUSIP No. 00400G100	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam LP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

4 Consists of 4,000,000 Convertible Debentures convertible into Common Stock of the Issuer within 60 days of October 31, 2014 and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer, held by Singulariteam Fund LP. Singulariteam LP PTE Ltd. is the controlling shareholder of Singulariteam GP PTE Ltd. and the majority of the limited partnership interests of Singulariteam Fund LP.

CUSIP No. 00400G100	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,216,664[5]
	8.	SHARED VOTING POWER 15,216,664[6]
	9.	SOLE DISPOSITIVE POWER 7,216,664
	10.	SHARED DISPOSITIVE POWER 15,216,664

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,216,664[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

5 Consists of 450,000 shares of Common Stock owned by Mr. Hogeg, and options to purchase 6,766,664 shares of Common Stock held by Mr. Hogeg, exercisable within 60 days of October 31, 2014.

6 Consists of the aggregate amounts specified in footnotes 1 and 5. Mr. Hogeg is the Managing Partner & Chairman of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

7 See footnotes 5 and 6. Does not include options to purchase 13,333,336 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days of October 31, 2014.

CUSIP No. 00400G100	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

8 Consists of the aggregate amounts specified in footnote 1. Mr. Rakishev is a Managing Partner of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

CUSIP No. 00400G100	13D	Page 7 of 12 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Infinity Augmented Reality, Inc. (f/k/a Absolute Life Solutions, Inc.)., a Nevada corporation (“Infinity AR” or the “Issuer”). Infinity AR’s principal executive offices are located at 2220 Nostrand Avenue, New York, NY 11210.

Item 2.  Identity and Background.

Singulariteam Fund LP

(a) This Schedule 13D is being filed on behalf of Singulariteam Fund LP, a New Zealand limited partnership (“Singulariteam Fund,” and together with Singulariteam GP PTE Ltd, Singulariteam LP PTE Ltd, Moshe Hogeg and Kenges Rakishev, the “Reporting Persons”).

(b) The business address of Singulariteam Fund is c/o Anchor Trustees, Level 15, West Plaza Building, 1-3 Albert Street, Auckland, New Zealand.

(c) The principal business of Singulariteam Fund is investments.

(d) During the past five years, Singulariteam Fund has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Singulariteam Fund has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable

Singulariteam GP PTE Ltd

(a) This Schedule 13D is being filed on behalf of Singulariteam GP PTE Ltd, a Singapore corporation (“Singulariteam GP”), the general partner of Singulariteam Fund.

(b) The business address of Singulariteam GP is 3 Pemimpin Drive #04-01 Lip Hing Industrial Building Singapore (576147).

(c) The principal business of Singulariteam GP is to act as general partner of Singulariteam Fund.

(d) During the past five years, Singulariteam GP has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Singulariteam GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

CUSIP No. 00400G100	13D	Page 8 of 12 Pages

Singulariteam LP PTE Ltd

(a) This Schedule 13D is being filed on behalf of Singulariteam LP PTE Ltd, a Singapore corporation (“Singulariteam LP”), the controlling shareholder of Singulariteam GP and the majority of the limited partnership interests of Singulariteam Fund.

(b) The business address of Singulariteam GP is 3 Pemimpin Drive #04-01 Lip Hing Industrial Building Singapore (576147).

(c) The principal business of Singulariteam GP is a holding company that holds Singulariteam Fund and Singulariteam GP.

(d) During the past five years, Singulariteam GP has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Singulariteam GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Moshe Hogeg

(a) This Schedule 13D is being filed on behalf of Moshe Hogeg, a natural person (“Mr. Hogeg”). Mr. Hogeg is the Managing Partner & Chairman of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

(b) The business address of Mr. Hogeg is Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel.

(c) The principal business of Mr. Hogeg is CEO of Mobli Media, Inc. and Managing Partner of Singulariteam Fund.

(d) During the past five years, Mr. Hogeg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Hogeg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Hogeg is a citizen of the state of Israel.

Kenges Rakishev

(a) This Schedule 13D is being filed on behalf of Kenges Rakishev, a natural person (“Mr. Rakishev”). Mr. Rakishev is a Managing Partner of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

(b) The business address of Mr. Rakishev is Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel.

(c) The principal business of Mr. Rakishev is a Businessman including acting as a Managing Partner of Singulariteam Fund.

(d) During the past five years, Mr. Rakishev has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Rakishev has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Rakishev is a citizen of the Republic of Kazakhstan.

CUSIP No. 00400G100	13D	Page 9 of 12 Pages

Set forth below is certain current information regarding the executive officers and directors of the Reporting Persons (if any):

●	Singulariteam Fund LP:

Name	Position	Business Address	Country of Citizenship

Moshe Hogeg	Managing Partner & Chairman	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Israel

Kenges Rakishev	Managing Partner	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Republic of Kazakhstan

●	Singulariteam LP PTE Ltd.:

Name	Position	Business Address	Country of Citizenship

Moshe Hogeg	Director	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Israel

Kenges Rakishev	Director	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Republic of Kazakhstan

Thomas Haeusler	Director	c/o Anchor Trustees, Level 15, West Plaza Building, 1-3 Albert Street, Auckland, New Zealand	Singapore

●	Singulariteam GP PTE Ltd.:

Name	Position	Business Address	Country of Citizenship

Moshe Hogeg	Director	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Israel

Kenges Rakishev	Director	Berkovitz 4, 18 Floor (Museum Tower), Tel-Aviv, Israel	Republic of Kazakhstan

Thomas Haeusler	Director	c/o Anchor Trustees, Level 15, West Plaza Building, 1-3 Albert Street, Auckland, New Zealand	Singapore

Item 3.  Source or Amount of Funds or Other Consideration.

As described below, the securities to which this Schedule 13D relates were issued pursuant to the following past transactions:

Securities held by Singulariteam Fund

●              Pursuant to the Securities Purchase Agreement the Issuer issued Singulariteam Fund (i) five-year Convertible Debentures for an aggregate principal amount of $1,000,000, bearing interest at 1.2% per annum, convertible into shares of Common Stock, at a conversion price of $0.25, and (ii) a five-year Warrant to purchase 4,000,000 shares of common stock.

Mr. Hogeg's Securities

●              In connection with the election of Mr. Hogeg to serve as member of the Issuer's board of directors, Mr. Hogeg received 100,000 options as consideration and thus no funds were used for such purpose.

●              In connection with the election of the Issuers board of directors to appoint Mr. Hogeg to serve as chairman, Mr. Hogeg received 20,000,000 options as consideration and thus no funds were used for such purpose.

●              Mr. Hogeg owns 450,000 shares of common stock which he purchased on the market.

CUSIP No. 00400G100	13D	Page 10 of 12 Pages

For additional descriptions of these transactions, please refer to Item 4 below.

Item 4.  Purpose of Transaction.

On March 26, 2014, the Issuer entered into a Securities Purchase Agreement with Singulariteam Fund LP (f/k/a Genesis Angels Fund, LP) (“Singulariteam Fund”), an affiliate of Mr. Moshe Hogeg (“Mr. Hogeg”), the Chairman of the Board of Directors of the Issuer (the “Board”). Pursuant to the terms of the Securities Purchase Agreement, Singulariteam Fund invested $1,000,000 in the Issuer in consideration for the issuance to Singulariteam Fund of Series A-14 Convertible Debentures of the Issuer (the “Convertible Debentures”), convertible into shares of Common Stock at an initial conversion price of $0.25 per share, and warrants (“Warrants”) to purchase a number of shares of the Issuer's Common Stock equal to the number of shares that a Convertible Debenture could be converted into (i.e., a warrant to purchase 4,000,000 shares). The Convertible Debentures have a term of five years and an interest rate of 1.20% per annum, payable semi-annually in cash or in kind at the option of the Issuer, and the Warrants have an exercise price of $0.50 per share, with cashless exercise rights, and expire five years from the issuance date.

The Transaction Agreements contain a conversion and exercise limitation on a holder’s beneficial ownership in excess of 9.99% of the Issuer’s then issued and outstanding Common Stock.

Effective March 24, 2014, the Board elected Mr. Hogeg as Chairman of the Board for a term of two years. As the non-executive Chairman of the Board, Mr. Hogeg will continue to also pursue his other business interests. Pursuant to his election as Chairman of the Board, the Board determined that Mr. Hogeg’s compensation will be a grant of options to purchase 20,000,000 shares of Common Stock of the Issuer at an exercise price of $0.01 per share, to be issued under the Issuer's 2014 Equity Incentive Plan (the “2014 Plan”). The options vest over a twenty-four month period in equal monthly installments of 833,333 shares commencing April 30, 2014, and are subject to Mr. Hogeg’s continued service as Chairman of the Board.

Item 5.  Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Singulariteam Fund LP	8,000,000 shares	[9]
Singulariteam GP PTE Ltd	8,000,000 shares	[10]
Singulariteam LP PTE Ltd	8,000,000 shares	[11]
Moshe Hogeg	15,216,664 shares	[12]
Kenges Rakishev	8,000,000 shares	[13]

Percent of class: (The percentage ownership was calculated based on 94,960,687 shares of Common Stock reported by the Issuer to be issued and outstanding as of July 9, 2014 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 11, 2014).

Singulariteam Fund LP	7.8%
Singulariteam GP PTE Ltd	7.8%
Singulariteam LP PTE Ltd	7.8%
Moshe Hogeg	13.9%
Kenges Rakishev	7.8%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund LP	8,000,000 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	7,216,664 shares	[14]
Kenges Rakishev	0 shares

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,000,000 shares	[10]
Singulariteam LP PTE Ltd	8,000,000 shares	[11]
Moshe Hogeg	15,216,664 shares	[12]
Kenges Rakishev	8,000,000 shares	[13]

CUSIP No. 00400G100	13D	Page 11 of 12 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund LP	8,000,000 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	7,216,664 shares	[14]
Kenges Rakishev	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,000,000 shares	[10]
Singulariteam LP PTE Ltd	8,000,000 shares	[11]
Moshe Hogeg	15,216,664 shares	[12]
Kenges Rakishev	8,000,000 shares	[13]

 ________________________

(9) see footnote 1.

(10) see footnote 3.

(11) see footnote 4.

(12) see footnote 6.

(13) see footnote 8.

(14) see footnote 5.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

●              Mr. Moshe Hogeg is the non-executive Chairman of the Board of Directors off the Issuer.

●              Mr. Moshe Hogeg is the Managing Partner & Chairman of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

●              Mr. Kenges Rakishev is a Managing Partner of Singulariteam Fund LP and is a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
10.34	Securities Purchase Agreement effective March 26, 2014, including the Form of Warrant and Form of Convertible Debenture (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2014)
99	Joint Filing Agreement pursuant to Rule 13d-1(k)(1), by and between Singulariteam Fund LP., Singulariteam GP PTE Ltd, Singulariteam LP PTE Ltd, Moshe Hogeg and Kenges Rakishev.

CUSIP No. 00400G100	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2014

SINGULARITEAM FUND LP

By:	Singulariteam GP PTE Ltd, its general partner
By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM GP PTE LTD

By:	/s/Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM LP PTE LTD

By:	/s/Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

MOSHE HOGEG

By:	/s/ Moshe Hogeg
Moshe Hogeg

KENGES RAKISHEV

By:	/s/ Kenges Rakishev
Kenges Rakishev